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                                                                   Exhibit 99

                              NETRIX CORPORATION
                         13595 DULLES TECHNOLOGY DRIVE
                            HERNDON, VIRGINIA 22071

August 1, 1996

Dear           :

Netrix Corporation (the "Company") and its Board of Directors considers it essential to the best interests of its stockholders and employees to foster the continuous employment of key management personnel. In order to induce you to remain in its employ, the Company agrees that you shall receive the severance benefits set forth in this letter agreement (the "Agreement") in the event your employment with the Company is terminated under the circumstances described below subsequent to a "Change in Control" of the Company (as defined in Section
2).

1.   Term of the Agreement.

         (a) The term of this Agreement (the "Term") shall commence on August 1, 1996 and shall continue in effect through December 31, 1999 unless extended as hereinafter provided. The Term shall be automatically extended for additional one-year periods thereafter, unless at least six months prior to the beginning of any calendar year, the Board of Directors of the Company (the "Board") shall have taken affirmative action so that the Term will not be further extended; provided that, if a Change in Control of the Company (as defined in Section 2) shall have occurred during the original or extended term of this Agreement, this Agreement shall continue in effect for a period of not less than 12 months beyond the month in which such Change in Control occurred.

2.   Change in Control.

         (a) No benefits shall be payable under Section 4 of this Agreement unless there has been a Change in Control of the Company from and after the date of this Agreement and prior to expiration of the Term.

         (b) For purposes of this Agreement, a "Change in Control of the Company" shall occur or be deemed to have occurred only if

                  (i) any "person," as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (other than the Company, any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or any corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportion as their ownership of stock of the Company) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities;

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                  (ii) during any period of two consecutive years ending during the Term (not including any period prior to the Term), the following individuals (the "Disinterested Directors") shall cease for any reason to constitute a majority of the Board:

                           (a) individuals who at the beginning of such period constituted the Board, and

                           (b) any new director (other than a director designated by a person who has entered into an agreement with the Company to effect any transaction described in clause (i), (iii) or (iv) of this
                           Section 2(b)) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then still in office who were either directors at the beginning of the period or whose election or whose nomination for election was previously so approved;

                  (iii) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation, other than

                           (A) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation or

                           (B) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no "person" (as hereinabove defined) acquires more than 50% of the combined voting power of the Company's then outstanding securities; or

                  (iv) the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets which, in either case, has not previously been approved by a majority of Disinterested Directors.

3.   Employment Status; Termination Following Change in Control.

         (a) This Agreement does not prevent you from terminating your employment at any time. This Agreement does not constitute a contract of employment or impose on the Company any obligation to retain you as an employee. If your employment is terminated for any reason and subsequently a Change in Control shall have occurred, you shall not be entitled to any benefits hereunder. Any termination by the Company or by you following a Change in Control of the Company during the Term shall be communicated by written notice of termination ("Notice of Termination") to the other party hereto in accordance with Section 6. The "Date of Termination" shall mean the effective date of such termination as specified in the Notice of Termination.

         (b) Notwithstanding anything to the contrary herein, you shall be entitled to the benefits provided in Section 4 only if any of the events constituting a Change in Control of the Company shall have occurred during the Term and your employment with the Company is terminated within 12 months after such a Change in Control of the Company and such termination is not (A) because of your death, (B) by the Company for Disability (as defined in Section 3(b)(i)) or Cause (as defined in Section 3(b)(ii)), or (C) by you without Good Reason (as defined in Section 3(b)(iii)).

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                  (i) Disability. "Disability" shall mean if, as a result of incapacity due to physical or mental illness, you shall have been absent from the full-time performance of your duties with the Company for six (6) consecutive months and, within thirty
                  (30) days after written notice of termination is given to you, you shall not have returned to the full-time performance of your duties. Notwithstanding any other provision of this Agreement, you shall not be considered a terminated employee within the meaning of the Company's long term disability plan and your rights thereunder shall not be affected by this Agreement.

                  (ii) Cause. Termination by the Company of your employment for "Cause" shall mean termination upon (A) your willful and continued failure to substantially perform your duties with the Company (other than any such failure resulting from your incapacity due to physical or mental illness or any such actual or anticipated failure after the issuance of a Notice of Termination by you for Good Reason as defined in Section 3(b)(iii)), after a written demand for substantial performance is delivered to you by the Company, which demand specifically identifies the manner in which the Company believes that you have not substantially performed your duties, or (B)(x) you shall have been guilty of any act or acts of dishonesty constituting a felony, or (y) you shall have violated any provision of any confidentiality, nondisclosure, assignment of invention, non-competition or similar agreement entered into by you in connection with your employment by the Company. For purposes of this subsection, no act or failure to act on your part shall be deemed "willful" unless done or omitted to be done by you not in good faith and without reasonable belief that your action or omission was in the best interest of the Company.

                  (iii) Good Reason. You may terminate your employment upon 15 days prior written notice to the Company for any reason and with or without cause, but you shall be entitled to the benefits provided in Section 4(a) only if you do so for Good Reason. For purposes of this Agreement, "Good Reason" shall mean, without your consent, the occurrence after a Change in Control of the Company of any of the following circumstances unless such circumstances are fully corrected prior to the Date of Termination (as defined in Section 3(a)) specified in the Notice of Termination (as defined in Section 3(a)) given in respect thereof:

                           (A) any reduction in your annual compensation (including salary and bonuses and commissions based on agreed upon targets then in effect) as in effect on the date hereof or as the same may be increased during the Term; or

                           (B) any requirement by the Company or of any person in control of the Company that the location at which you perform your principal duties for the Company be outside a radius of 50 miles from the location at which you performed such duties immediately prior to a Change in Control of the Company;

4.   Compensation Upon Termination.

         (a) If (1) any of the events constituting a Change in Control of the Company shall have occurred during the Term and (2) your employment with the Company is terminated within 12 months after such Change in Control of the Company, you shall be entitled to the benefits set forth in this Section 4(a):

                  (i) During any period that you fail to perform your full-time duties with the Company as a result of incapacity due to physical or mental illness, you shall continue to receive base salary and all other earned or accrued compensation at the rate in effect at the

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                  commencement of any such period (offset by all compensation payable to you under the Company's disability plan or program or other similar plan during such period) until your employment is terminated pursuant to Section 3(b)(i) hereof. Thereafter, or in the event your employment is terminated by reason of death, your benefits shall be determined under the Company's long-term disability, retirement, insurance and other compensation programs then in effect in accordance with the terms of such programs.

                  (ii) If your employment shall be terminated by the Company for Cause or by you other than for Good Reason, the Company shall pay you your full base salary and all other earned or accrued compensation through the Date of Termination at the rate in effect at the time the Notice of Termination is given, plus all other amounts to which you are entitled under any compensation plan of the Company at the time such payments are due, and the Company shall have no further obligations to you under this Agreement.

                  (iii) If your employment by the Company should be terminated by the Company other than for Cause or Disability or if you should terminate your employment for Good Reason, then you shall be entitled to the benefits below:

                           (A) the Company shall pay you your full base salary and all other earned or accrued compensation through the Date of Termination at the rate in effect at the time the Notice of Termination is given, plus all other amounts to which you are entitled under any compensation plan of the Company at the time such payments are due and, in lieu of further salary payments for periods subsequent to the Date of Termination, the Company will pay you a lump sum cash payment as severance pay (the "Severance Payment") in an amount equal to your total cash compensation (including salary, bonus and commissions) for the 12 month period immediately prior to the Date of Termination.

                           (B) The payments provided for in subsection (A) above shall be made not later than the tenth day following the Date of Termination; provided, however, that, if the amounts of such payments cannot be finally determined on or before such day, the Company shall pay to you on such day an estimate, as determined in good faith by the Company, of the minimum amount of such payments and shall pay the remainder of such payments (together with interest at the rate provided in Section 1274(b)(2)(B) of the Internal Revenue Code of 1986, as amended (the "Code")) as soon as the amount thereof can be determined but in no event later than the thirtieth day after the Date of Termination. In the event that the amount of the estimated payments exceeds the amount subsequently determined to have been due, such excess shall constitute a loan by the Company to you, payable on the fifth day after demand by the Company (together with interest at the rate provided in Section 1274(b)(2)(B) of the Code).

                           (C) For a 12-month period after the Date of Termination, the Company shall arrange to provide you with life, disability, accident and health insurance benefits substantially similar to those which you received immediately prior to the Date of Termination and at the same cost to you (if any) as in effect immediately prior to the Date of Termination. Notwithstanding the foregoing, the Company shall not provide any benefit otherwise receivable by you pursuant to this Section 4(a)(iii)(C) if an equivalent benefit is actually received by you from another employer during the 12-month period after the Date of Termination and any such benefit actually received by you shall be reported to the Company.

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                            (D) You shall not be required to mitigate the amount
                           of any payment provided for in this Section 4(a) by seeking other employment or otherwise, nor, except as provided in the second sentence of Section 4(a)(iii)(C) hereof, shall the amount of any payment or benefit provided for in this Section 4(a) be reduced by any compensation earned by you as a result of employment by another employer, by retirement benefits or by offset against any amount claimed to be owed by you to the Company or otherwise.

                  (iv) The Severance Payment under this Section 4(a) shall be made without regard to whether the deductibility of such payments (or any other "parachute payments," as that term is defined in Section 280G of the Code, to or for your benefit) would be limited or precluded by Section 280G and without regard to whether such payments (or any other "parachute payments" as so defined) would subject you to the federal excise tax levied on certain "excess parachute payments" under
                  Section 4999 of the Code; provided that if the total of all "parachute payments" to or for your benefit, after reduction for all federal taxes (including the tax described in Section 4999 of the Code, if applicable) with respect to such payments (the "Total After-Tax Payments"), would be increased by the limitation or elimination of any payment under this
                  Section 4(a) or the limitation or elimination of any other "parachute payments", amounts payable under this Section 4(a) or the amounts of any other "parachute payments" shall be reduced to the extent, and only to the extent, necessary to maximize the Total After-Tax Payments. The determination as to whether and to what extent payments under this Section 4 or the amounts of any other "parachute payments" are required to be reduced in accordance with the preceding sentence shall be made at the Company's expense by Arthur Andersen & Co. or by such other certified public accounting firm as the Board may designate prior to a Change in Control of the Company. In the event of any underpayment or overpayment under this Section 4(a) or any underpayment or overpayment of any other "parachute payment" as determined by Arthur Andersen & Co.(or such other firm as may have been designated in accordance with the preceding sentence), the amount of such underpayment or overpayment shall forthwith be paid to you or refunded to the Company, as the case may be, with interest at the applicable federal rate provided for in Section 7872(f)(2) of the Code.

         (b) If any of the events constituting a change of control of the Company shall have occurred during the Term

                  (i) the options granted to you on September 7, 1995 and evidenced by the Non-statutory Stock Option Agreement, dated as of September 7, 1995, shall fully vest and

                  (ii) 50% of the unvested portion of the options granted to you on March 20, 1996 and evidenced by the Incentive Stock Option Agreement, dated as of March 20, 1996, shall fully vest.

5.   Non-Compete.

         (a) For a period of one year after the termination of your employment with the Company, you will not directly or indirectly:

                  (i) as an individual proprietor, partner, stockholder, officer, employee, director, joint venturer, investor, lender, or in any other capacity whatsoever (other than as the holder of not more than one percent (1%) of the total outstanding stock of a publicly held company), engage in the business of developing, producing, marketing or selling products of the kind or type developed or being developed, produced, marketed or sold

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                  by the Company while you are employed by the Company for any enterprise listed on Exhibit A hereto; or

                  (ii) recruit, solicit or induce, or attempt to induce, any employee or employees of the Company to terminate their employment with, or otherwise cease their relationship with, the Company; or

                  (iii) solicit, divert or take away, or attempt to divert or to take away, the business or patronage of any of the clients, customers or accounts, or prospective clients, customers or accounts, of the Company which were contacted, solicited or served by you while employed by the Company.

         (b) If any restriction set forth in this Section 5 is found by any court of competent jurisdiction to be unenforceable because it extends for too long a period of time or over too great a range of activities or in too broad a geographic area, it shall be interpreted to extend only over the maximum period of time, range of activities or geographic area as to which it may be enforceable.

         (c) The restrictions contained in this Section 5 are necessary for the protection of the business and goodwill of the Company and are considered by you to be reasonable for such purpose. You agree that any breach of this Section 5 will cause the Company substantial and irrevocable damage and therefore, in the event of any such breach, in addition to such other remedies which may be available, the Company shall have the right to seek specific performance and injunctive relief.

6.   Successors; Binding Agreement.

         (a) The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company expressly to assume and agree to perform this Agreement to the same extent that the Company would be required to perform it if no such succession had taken place. Failure of the Company to obtain an assumption of this Agreement prior to the effectiveness of any succession shall be a breach of this Agreement and shall entitle you to compensation from the Company in the same amount and on the same terms as you would be entitled hereunder if you had terminated your employment for Good Reason immediately after a Change in Control of the Company, except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the Date of Termination As used in this Agreement, "Company" shall mean the Company as defined above and any successor to its business or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law or otherwise.

         (b) This Agreement shall inure to the benefit of and be enforceable by your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If you should die while any amount would still be payable to you hereunder if you had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to your devisee, legatee or other designee or, if there is no such designee, to your estate.

7. Notice. For the purposes of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be duly given when delivered or when mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed to the President of the Company and to you at the respective address shown above or below or to such other address as either the Company or you may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

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8.   Miscellaneous.

         (a) The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

         (b) The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the Commonwealth of Virginia.

         (c) No waiver by you at any time of any breach of, or compliance with, any provision of this Agreement to be performed by the Company shall be deemed a waiver of that or any other provision at any subsequent time.

         (d) This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

         (e) Any payments provided for hereunder shall be paid net of any applicable withholding required under federal, state or local law.

         (f) This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto; and any prior agreement of the parties hereto in respect of the subject matter contained herein is hereby terminated and canceled.

If this letter sets forth our agreement on the subject matter hereof, kindly sign and return to the Company the enclosed copy of this letter, which will then constitute our agreement on this subject.

Sincerely,

NETRIX CORPORATION

By:______________________________
         Charles W. Stein
         President

Agreed to as of the  1st day of August, 1996

______________________________
(Signature of Employee)

______________________________
(print name)

Address:______________________

______________________________

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EXHIBIT A

         ACT Networks Inc.
         Network Equipment Technology
         Ascom Timplex
         Newbridge Networks Corp.
         Ascend Communications
         U.S. Robotics

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The following list of Netrix Corporation officers have signed the above agreement:

Charles W. Stein
Lynn C. Chapman
J. Gerard Cregan
G. Brent Wilson
John K. Mullaney
Robert W. Carroll
George R. Kushin

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